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                           August 10, 2022

       Ryan Greenawalt
       Chief Executive Officer and Director
       Alta Equipment Group Inc.
       13211 Merriman Road
       Livonia, MI 48150

                                                        Re: Alta Equipment
Group Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K dated May
10, 2022
                                                            File No. 001-38864

       Dear Mr. Greenawalt:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K dated May 10, 2022

       Alta Equipment Group Inc. Earnings Press Release dated May 10, 2022, page 1

   1. In the heading to the press release, you disclose the Non-GAAP measure "Adjusted basic and diluted net loss
per share" but do not disclose the most comparable GAAP measure, basic and diluted net
loss per share. Please revise your disclosure to present the most comparable GAAP measure
more prominently than the Non-GAAP measure. Refer to the
                                                        guidance in Item
10(e)(1)(i)(A) of Regulation S-K, Regulation G and Question 102.10 of
                                                        the Compliance and
Disclosure Interpretations Regarding Non-GAAP Financial
                                                        Measures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ryan Greenawalt
Alta Equipment Group Inc.
August 10, 2022
Page 2



       You may contact Linda Cvrkel at 202-551-3813 or Blaise Rhodes at 202-551-3774 if you
have questions.



FirstName LastNameRyan Greenawalt                       Sincerely,
Comapany NameAlta Equipment Group Inc.
                                                        Division of Corporation
Finance
August 10, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName